UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2010

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On November 11, 2010, EVOTEC AG (Frankfurt Stock Exchange: EVT, TecDAX) issued a press release announcing its financial results for the third quarter ended September 30, 2010 and released its 2010 Third Quarter Report. The press release and 2010 Third Quarter Report are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Included in the press release are adjusted results, which are considered non-GAAP financial measures. Evotec uses these measures to give additional insight into its financial performance as a supplement to understand, manage, and evaluate its business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with International Financial Reporting Standards (“IFRS”), but should not be considered as a substitute. The non-GAAP financial measure used in the press release is operating income (loss). These adjusted results exclude costs related to impairment charges and restructuring expenses. Management views these costs as not indicative of the profitability of Evotec’s ongoing or future operations and therefore considers the adjusted results as a supplement to be viewed in conjunction with the reported IFRS results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/S/ COLIN BOND
Colin Bond
Chief Financial Officer

Date: November 16, 2010

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 11, 2010 – Accelerated Positive Trend on Evotec’s Revenues and Profits

99.2	Evotec AG, Third Quarter Report 2010

4

Exhibit 99.1

Evotec—Research never stops

Accelerated Positive Trend on Evotec’s Revenues and Profits

Hamburg, Germany - 11 November 2010: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX) today reported financial results and a corporate update for the first nine months of 2010.

Recent Highlights:

•	Strong improvement of key financial results

•	Evotec reports continued strong revenue growth of 33% and a positive operating result of € 1.0 m for the first nine months of 2010 (compared to €32.9 m loss in the first nine months of 2009)

•	Strong Q3 results with 33% improvement in revenues and a positive operating result of €0.7 m (compared to € 3.8 m loss in Q3 2009)

•	Following cash flow positive third quarter liquidity improved compared to the end of H1 2010 to €70.2 m (+ €2.3 m)

•	Several new discovery alliances initiated; progress and milestone achievements in current partnerships

•	New ion channel hit identification agreement with Almirall

•	Fragment-based drug discovery alliance with Shionogi (after period-end)

•	Pain alliance with Apeiron Biologics (after period-end)

•	Milestone achievement with Boehringer Ingelheim

•	Good progress in many alliances (e.g. Vifor, Genentech)

•	Excellent capacity utilisation

•	Proprietary research programmes advancing

•	Focused research investments in proprietary platform technologies and selected discovery programmes

•	Evaluation of indication for EVT 401 ongoing

•	Increased research commitment to metabolic disease capability since closing of DeveloGen acquisition

•	Product development partnerships on track; first license agreement for EVT 201

•	Phase II with EVT 101 in treatment-resistant depression with Roche on track

•	Jingxin Pharma in-licenses Evotec’s insomnia candidate EVT 201 for development in China (after period-end)

•	DeveloGen acquisition completed

•	6,750,014 new shares were issued from authorised capital in Q4 as consideration for the transaction

•	Financial guidance for 2010 confirmed

•	More than 20% revenue growth expected for the full year 2010, leading to revenues of €52 to 54 m

•	Strong 2010 order book (October 2010: €51 m; +31% over 2009) supports growth target

•	Liquidity guidance of >€64 m at year-end confirmed despite cash required for the acquisition of DeveloGen

•	Financial outlook 2011 and beyond shows continued growth

•	Revenue growth of more than 15% expected into 2011

•	Well on track for sustainable profitability latest in 2012

1. Operational performance

Strong improvement of key financial results

During the first nine months of 2010 Evotec’s drug discovery alliances continued to grow significantly. Supported by milestone achievements, revenues increased by 33% to €38.8 m (2009: €29.1 m). Gross margin was strong at 44.0% (2009: 38.3%). Following the implementation of Evotec’s Action Plan 2012, and successful partnering, R&D expenses declined by 79% to €4.2 m (2009: €19.5 m), and SG&A costs by 12% to €11.6 m (2009: €13.1 m). On this basis, the operating result was positive at €1.0 m (2009: €32.9 m loss). Liquidity including cash, cash equivalents and investments at the end of September 2010 increased from end of June 2010 to €70.2 m.

2. Discovery alliances update

Several new discovery alliances initiated; progress and milestone achievements in current partnerships

Due to its scale, strong platform of technologies combined with disease biology know-how and excellent project management, as well as its strong reputation in the industry, Evotec is ideally positioned as the partner of choice for integrated drug discovery alliances with the pharmaceutical and biotech industry. The Company signed a number of new important contracts during the third quarter and made good progress in many of its current programmes. Within its collaboration with Boehringer Ingelheim a third milestone for 2010 was achieved in July.

New ion channel hit identification agreement with Almirall

In September, Evotec announced a collaboration with Almirall S.A. to identify small molecule modulators of an ion channel target, selected by Almirall, involved in respiratory diseases. Evotec will apply its in-depth electrophysiology and ion channel pharmacology expertise, as well as its state-of-the-art screening platform, for the identification and validation of novel modulators of the selected ion channel.

Fragment-based drug discovery alliance with Shionogi (after period-end)

In October, Evotec announced a multiple target drug discovery collaboration with Shionogi & Co Ltd. to identify small molecule modulators of various protein-protein interaction targets selected by Shionogi. Evotec will apply its proprietary and integrated fragment-based drug discovery platform, EVOlution(TM) to the programme to support Shionogi in finding novel treatments for inflammation and infectious diseases.

Pain alliance with Apeiron Biologics (after period-end)

Also in October, Evotec entered into a collaboration with Apeiron Biologics to identify small molecule modulators of DREAM (Downstream Regulatory Element Antagonistic Modulator), a novel target involved in various pain mechanisms. In a first instance, Evotec will apply its expertise in cellular assay development with opportunities for the project to rapidly move into hit identification and beyond. Further projects will be evaluated to potentially expand this collaboration in due course.

Milestone achievement with Boehringer Ingelheim

During the second quarter of 2010 strong progress was made in Evotec’s discovery collaboration with Boehringer Ingelheim, with the first compound of this strategic alliance advancing into clinical trials. In July, a third milestone for 2010 in the amount of €2.5 m was achieved for the progression of a candidate into pre-clinical studies. In total, Evotec has now achieved 10 milestones within this collaboration that was initiated in 2004.

Good progress in many discovery alliances (e.g. Vifor, Genentech); strong capacity utilisation

During the third quarter of 2010, the Vifor collaboration was expanded to include a back-up programme to the current one and new screening projects were initiated with five partners. The Genentech collaboration was expanded in July, and Evotec commenced work on three collaborations out of its operations in Thane, India.

3. Status of clinical AND pRECLINICAL programmes and Partnering of assets

Proprietary research programmes advancing; product development partnerships on track; new license agreement for EVT 201 for Chinese market (after period-end)

In addition to its continuous investment in the development of proprietary platform technologies for kick-starting discovery alliances Evotec is focused on obtaining value on a few carefully selected core assets. The Company is progressing those assets towards their optimal data points for partnering. To reduce Evotec’s risk profile and limit its R&D expenses the Company is seeking strategic product development alliances to further advance these developments such as in the case of the partnership with Roche who fully fund the further development of EVT 100 compound family. The Company’s early proprietary discovery programmes and high value development partnerships are all on track.

Start of Phase II with EVT 101 in treatment-resistant depression with Roche

From 30 June 2010, patient recruitment has begun for the proof-of-concept Phase II study in treatment-resistant depression with EVT 101. The study has the main objective of evaluating the safety and tolerability of EVT 101 while also exploring the efficacy of this intervention. If Roche exercises its buy-back option after completion of this Phase II trial, Evotec would receive an immediate $65 m lump-sum payment in exchange for the assignment of the rights and would be eligible for further development and sales performance milestones of up $300 m, and scalable double-digit commercial payments.

Jingxin Pharma in-licenses Evotec’s insomnia candidate EVT 201 for development in China (after period-end)

In October, Evotec entered into a license and collaboration agreement with Zhejiang Jingxin Pharmaceutical Co., Ltd (“Jingxin Pharma”) for EVT 201, a novel potential treatment for insomnia. The agreement grants Jingxin Pharma exclusive rights to develop and market the drug candidate in China. In return, Evotec will receive a small upfront payment, together with commercial milestones and significant royalties.

Jingxin Pharma will initiate clinical trials with EVT 201 in China in 2011. All development costs will be borne by Jingxin Pharma. Evotec will have the right to reference clinical data produced by Jingxin Pharma to support potential further development of EVT 201 in other territories.

This deal allows further progression of the EVT 201 insomnia programme at no additional cost to Evotec and therefore represents an important step in realising the drug candidate’s intrinsic value.

Good progress with early discovery programmes

In the first half of 2010, Evotec nominated the final development candidate, EVT 501, in its H3 receptor antagonist programme and, in the third quarter, started API (Active Pharmaceutical Ingredient) production of the compound to support regulatory (GLP) toxicology and safety pharmacology studies. This programme is in part funded by the BMBF. The initiation of a Phase I programme is planned within the next 12 months.

The evaluation of clinical indications for the further development of the Phase I programme EVT 401 is still ongoing. Following the DeveloGen acquisition, the Company increased its research commitment to metabolic diseases.

4. Acquisition Update

DeveloGen acquisition completed

On 2 September, Evotec announced the closing of the acquisition of DeveloGen as published in detail on 14 July 2010 (see also page 5 of this report). Following the successful fulfilment of various closing conditions, the sellers of 99.4% of the shares in DeveloGen transferred their shares to Evotec. As part of the consideration for the transaction Evotec issued 6,750,014 new Evotec shares from its authorised capital in October. Consequently, Evotec’s issued share capital increased to €115,595,129 after the balance sheet date of this report. The completion of the acquisition triggered payments in October 2010 (after period-end) in the amount of 2.5 m regarding a repayment of a loan and a bonus payment to the Management Board of DeveloGen.

5. Guidance 2010 and Outlook

Financial guidance for 2010 confirmed

Evotec confirms its financial guidance for the fiscal year 2010 published on 25 March 2010 and updated on 12 August 2010 with the only minor adjustment that R&D expenses are now expected to be slightly lower than originally anticipated (approx. €8 m instead of €10 m) due to successful partnering: Total Group revenues are expected to grow by more than 20% to €52 to 54 m. This growth target is supported by a strong 2010 order book of €51 m in October. Despite approximately €2 m cash to be used for the acquisition of DeveloGen, Evotec also confirms its 2010 year-end liquidity target of comfortably > €64 m at constant year-end 2009 currencies.

Financial outlook 2011 and beyond shows continued growth

The Company expects continuing growth of more than 15% into 2011 and remains on track to reach sustainable profitability by 2012 at the latest. A detailed 2011 financial guidance will be published in March 2011.

Conference Call

The Company is going to hold a conference call to discuss the results as well as to provide an update on its performance:

Conference call details:

Date: Thursday, 11 November 2010

Time:

09.30 a.m. CET

08.30 a.m. BST

03.30 a.m. US time (East Coast)

From Europe:

+49 (0)69.2222 3105 (Germany)

+44 (0)20.7784 1036 (UK)

From the US: +1 718.354.1152

Access Code: 7562847

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec1110.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49 (0)69 2222 2236 (Germany) or +44 (0)20 7111 1244 (UK) and in the US by dialing +1 347 366 9565. The access code is 7562847#. The on-demand version of the webcast will be available on our website:www.evotec.com/Investors/Financial-Reports-2009-2010/

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expected 2010 financial results and financial growth in 2011, our anticipated financing needs, our ability to deliver on our liquidity guidance, our belief that we are on course to sustainable profitability latest in 2012, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programmes and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally. The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Third Quarter Report 2010

Key Figures of Condensed Consolidated Interim Income Statements

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data

	Nine months ended 30 September		Change in %	Three months ended 30 September		Change in %
	2010	2009		2010	2009
Revenue	38,840	29,135	33.3	13,872	10,396	33.4
Gross margin in %	44.0	38.3		42.0	39.4

Research and development expenses	4,175	19,501	(78.6)	1,248	3,208	(61.1)
Selling, general and administrative expenses	11,593	13,136	(11.8)	3,891	4,123	(5.6)
Amortisation and impairment	281	6,924	(95.9)	21	113	(81.4)
Restructuring expenses	—	4,654	—	—	518	—
Other operating income	3,250	3,485	(6.7)	1,395	2,757	(49.4)
Other operating expenses	3,268	3,352	(2.5)	1,390	2,705	(48.6)

Operating income (loss)	1,014	(32,932)	103.1	672	(3,815)	117.6
Operating income (loss)*	1,014	(21,648)	104.7	672	(3,297)	120.4

Net income (loss)	742	(34,071)	102.2	647	(3,655)	117.7

Weighted average shares outstanding	107,412,660	106,775,495		107,508,118	106,935,167
Net income (loss) per share (basic and diluted)	0.01	(0.32)		0.01	(0.03)

*	Before impairment and restructuring expenses.

Key Figures of Consolidated Interim Statement of Financial Position

Evotec AG and Subsidiaries

Euro in thousands

	30 September 2010	31 December 2009	Change in %
Liquidity*	70,202	70,594	(0.6)
Working capital	(1,915)	(6,530)	(70.7)
Current and non-current portion of loans and finance lease obligations	14,887	13,205	12.7
Stockholders’ equity	132,547	111,487	18.9

Total assets	178,202	146,599	21.6

*	as of 31 December 2009 including auction rate securities.

Exhibit 99.2

‘RESEARCH NEVER STOPS’

QUARTERLY REPORT	Evotee AG Schnackenburgallee 114,22525 Hamburg (Germany), www.evotec.com

For further information, please contact Dr Werner Lanthaler Chief Executive Officer +49.(0)40.560 81-242 +49.(0)40.560 81-333 Fax Werner.lanthaler@evotec.com Date of publication: 11 November 2010

I. Management Report of the First Nine Months of 2010

ACCELERATED POSITIVE TREND ON REVENUES AND PROFITS

Recent highlights:

•      Strong improvement of key financial results

•  Evotec reports continued strong revenue growth of 33% and a positive operating result of € 1.0 m for the first nine months of 2010 (compared to € 32.9 m loss in the first nine months of 2009)

•  Strong Q3 results with 33% improvement in revenues and a positive operating result of € 0.7 m (compared to € 3.8 m loss in Q3 2009)

•  Following cash flow positive third quarter liquidity improved compared to the end of H1 2010 to € 70.2 m (+ € 2.3 m)

•      Several new discovery alliances initiated; progress and milestone achievements in current partnerships

•  New ion channel hit identification agreement with Almirall

•  Fragment-based drug discovery alliance with Shionogi (after period- end)

•  Pain alliance with Apeiron Biologics (after period-end)

•  Milestone achievement with Boehringer Ingelheim

•  Good progress in many alliances (e.g. Vifor, Genentech)

•  Excellent capacity utilisation

•      Proprietary research programmes advancing

•  Focused research investments in proprietary platform technologies and selected discovery programmes

2

•   Evaluation of indication for EVT 401 ongoing

•   Increased research commitment to metabolic disease capability since closing of DeveloGen acquisition

•       Product development partnerships on track; first license agreement for EVT 201

•   Phase II with EVT 101 in treatment-resistant depression with Roche on track

•   Jingxin Pharma in-licenses Evotec’s insomnia candidate EVT 201 for development in China (after period-end)

•       DeveloGen acquisition completed

•   6,750,014 new shares were issued from authorised capital in Q4

•       Financial guidance for 2010 confirmed

•   More than 20% revenue growth expected for the full year 2010, leading to revenues of € 52 to 54 m

•   Strong 2010 order book (October 2010: € 51 m; +31% over 2009) supports growth target

•   Liquidity guidance of >€ 64 m at year-end confirmed despite cash required for the acquisition of DeveloGen

•       Financial outlook 2011 and beyond shows continued growth

•   Revenue growth of more than 15% expected into 2011

•   Well on track for sustainable profitability latest in 2012

1. OPERATIONAL PERFORMANCE

Strong improvement of key financial results

During the first nine months of 2010 Evotec’s drug discovery alliances continued to grow significantly. Supported by milestone achievements, revenues increased by 33% to € 38.8 m (2009: € 29.1 m). Gross margin was strong at 44.0% (2009: 38.3%). Following the implementation of Evotec’s Action Plan 2012, and successful partnering, R&D expenses declined by 79%, and SG&A costs by 12%. On this basis, the operating result was positive at € 1.0 m (2009: € 32.9 m loss). Liquidity including cash, cash equivalents and investments at the end of September 2010 increased from end of June 2010 to € 70.2 m.

2. DISCOVERY ALLIANCE BUSINESS UPDATE

Several new discovery alliances initiated; progress and milestone achievements in current partnerships

Due to its scale, strong platform of technologies combined with disease biology know-how and excellent project management, as well as its strong reputation in the industry, Evotec is ideally positioned as the partner of choice for integrated drug discovery alliances with the pharmaceutical and biotech industry. The Company signed a number of new important contracts during the third quarter and made good progress in many of its current programmes. Within its collaboration with Boehringer Ingelheim a third milestone for 2010 was achieved in July.

New ion channel hit identification agreement with Almirall

In September, Evotec announced a collaboration with Almirall S.A. to identify small molecule modulators of an ion channel target, selected by Almirall, involved in respiratory diseases. Evotec will apply its in-depth electrophysiology and ion channel pharmacology expertise, as well as its state-of-the-art screening platform, for the identification and validation of novel modulators of the selected ion channel.

EVOTEC – REPORT AS OF THIRD QUARTER 2010

3

Fragment-based drug discovery alliance with Shionogi (after period-end)

In October, Evotec announced a multiple target drug discovery collaboration with Shionogi & Co Ltd. to identify small molecule modulators of various protein-protein interaction targets selected by Shionogi. Evotec will apply its proprietary and integrated fragment-based drug discovery platform, EVOlution(TM) to the programme to support Shionogi in finding novel treatments for inflammation and infectious diseases.

Pain alliance with Apeiron Biologics (after period-end)

Also in October, Evotec entered into a collaboration with Apeiron Biologics to identify small molecule modulators of DREAM (Downstream Regulatory Element Antagonistic Modulator), a novel target involved in various pain mechanisms. In a first instance, Evotec will apply its expertise in cellular assay development with opportunities for the project to rapidly move into hit identification and beyond. Further projects will be evaluated to potentially expand this collaboration in due course.

Milestone achievement with Boehringer Ingelheim

During the second quarter of 2010 strong progress was made in Evotec’s discovery collaboration with Boehringer Ingelheim, with the first compound of this strategic alliance advancing into clinical trials. In July, a third milestone for 2010 in the amount of € 2.5 m was achieved for the progression of a candidate into pre-clinical studies. In total, Evotec has now achieved 10 milestones within this collaboration that was initiated in 2004.

Good progress in many discovery alliances (e.g. Vifor, Genentech); excellent capacity utilisation

During the third quarter of 2010, the Vifor collaboration was expanded to include a back-up programme to the current one and new screening projects were initiated with five partners. The Genentech collaboration was expanded in July, and Evotec commenced work on three collaborations out of its operations in Thane, India.

3. STATUS OF CLINICAL AND PRECLINICAL PROGRAMMES AND PARTNERING OF ASSETS

Proprietary research programmes advancing; product development partnerships on track; new license agreement for EVT 201 for Chinese market (after period-end)

In addition to its continuous investment in the development of proprietary platform technologies for kick-starting discovery alliances Evotec is focused on obtaining value on a few carefully selected core assets. The Company is progressing those assets towards their optimal data points for partnering. To reduce Evotec’s risk profile and limit its R&D expenses the Company is seeking strategic product development alliances to further advance these developments such as in the case of the partnership with Roche who fully fund the further development of EVT 100 compound family. The Company’s early proprietary discovery programmes and high value development partnerships are all on track.

Start of Phase II with EVT 101 in treatment-resistant depression with Roche

From 30 June 2010, patient recruitment has begun for the proof-of-concept Phase II study in treatment-resistant depression with EVT 101. The study has the main objective of evaluating the safety and tolerability of EVT 101 while also exploring the efficacy of this intervention. If Roche exercises its buy-back option after completion of this Phase II trial, Evotec would receive an immediate $65 m lump-sum payment in exchange for the assignment of the rights and would be eligible for further development and sales performance milestones of up $300 m, and scalable double-digit commercial payments.

EVOTEC – REPORT AS OF THIRD QUARTER 2010

4

Jingxin Pharma in-licenses Evotec’s insomnia candidate EVT 201 for development in China (after period-end)

In October, Evotec entered into a license and collaboration agreement with Zhejiang Jingxin Pharmaceutical Co., Ltd (“Jingxin Pharma”) for EVT 201, a novel potential treatment for insomnia. The agreement grants Jingxin Pharma exclusive rights to develop and market the drug candidate in China. In return, Evotec will receive a small upfront payment, together with commercial milestones and significant royalties.

Jingxin Pharma will initiate clinical trials with EVT 201 in China in 2011. All development costs will be borne by Jingxin Pharma. Evotec will have the right to reference clinical data produced by Jingxin Pharma to support potential further development of EVT 201 in other territories.

This deal allows further progression of the EVT 201 insomnia programme at no additional cost to Evotec and therefore represents an important step in realising the drug candidate’s intrinsic value.

Good progress with early discovery programmes

In the first half of 2010, Evotec nominated the final development candidate, EVT 501, in its H3 receptor antagonist programme and, in the third quarter, started API (Active Pharmaceutical Ingredient) production of the compound to support regulatory (GLP) toxicology and safety pharmacology studies. This programme is in part funded by the BMBF. The initiation of a Phase I programme is planned within the next 12 months.

The evaluation of clinical indications for the further development of the Phase I programme EVT 401 is still ongoing. Following the DeveloGen acquisition, the Company increased its research commitment to metabolic diseases.

4. ACQUISITION UPDATE

DeveloGen acquisition completed

On 2 September, Evotec announced the closing of the acquisition of DeveloGen as published in detail on 14 July 2010 (see also page 5 of this report). Following the successful fulfilment of various closing conditions, the sellers of 99.4% of the shares in DeveloGen transferred their shares to Evotec. As part of the consideration for the transaction Evotec issued 6,750,014 new Evotec shares from its authorised capital in October. Consequently, Evotec’s issued share capital increased to €115,595,129 after the balance sheet date of this report. The completion of the acquisition triggered payments in October 2010 (after period-end) in the amount of 2.5 m regarding a repayment of a loan and a bonus payment to the Management Board of DeveloGen.

5. GUIDANCE AND OUTLOOK

Financial guidance for 2010 confirmed

Evotec confirms its financial guidance for the fiscal year 2010 published on 25 March 2010 and updated on 12 August 2010 with the only minor adjustment that R&D expenses are now expected to be slightly lower than originally anticipated (approx. € 8 m instead of € 10 m) due to successful partnering: Total Group revenues are expected to grow by more than 20% to € 52 to 54 m. This growth target is supported by a strong 2010 order book of € 51 m in October. Despite approximately € 2 m cash to be used for the acquisition of DeveloGen, Evotec also confirms its 2010 year-end liquidity target of >€ 64 m at constant year-end 2009 currencies.

Financial outlook 2011 and beyond shows continued growth

The Company expects continuing growth of more than 15% into 2011 and remains on track to reach sustainable profitability by 2012 at the latest. A detailed 2011 financial guidance will be published in March 2011.

EVOTEC – REPORT AS OF THIRD QUARTER 2010

5

A. OPERATIONS

CHANGES IN GROUP STRUCTURE, PRODUCT OFFERING, BUSINESS ACTIVITIES AND CORPORATE STRATEGY AND OBJECTIVES

During the third quarter of 2010, Evotec’s Group structure changed through the acquisition of DeveloGen announced on 14 July and closed on 2 September 2010. DeveloGen is a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders.

The transaction added two complementary alliances - one with Boehringer Ingelheim and one with Andromeda (Teva) - to Evotec’s portfolio of core assets. In addition, it further broadened the Company’s product offering. It augmented and complemented Evotec’s high-end drug discovery platform and capability with DeveloGen’s target discovery, validation and in vivo/in vitro pharmacology expertise and added core disease biology knowhow in metabolic diseases and endocrine disorders. These skills further enhance Evotec’s ability to deliver high quality, innovative solutions to its partners on a global scale. DeveloGen’s growth factor, targeting beta cell regeneration (type 1 and type 2 diabetes), which is in lead optimisation and has been funded by the Juvenile Diabetes Research Foundation, also forms part of the transaction.

During the first nine months of 2010, Evotec continued to manage the Company in line with the corporate objectives and strategy described in Evotec’s Annual Report 2009 on pages 27 and 28. For updates on the research and development activities please refer to the highlights section on page 3 and 4 of this quarterly report.

B. REPORT ON THE FINANCIAL SITUATION AND RESULTS

Note: The 2009 and 2010 results are not fully comparable. The major difference results from the acquisitions of Research Support International Private Limited (RSIPL) on 31 August 2009 and DeveloGen AG effective 3 September 2010.

The operating results of RSIPL from the period 1 January 2010 through 30 September 2010 and of DeveloGen from the period 3 September 2010 through 30 September 2010 are included in the accompanying consolidated interim statements of operation for the nine months of 2010. In addition, the assets and liabilities of DeveloGen at 30 September 2010 are now included in the accompanying consolidated interim balance sheet.

COMPARISON OF Q3 2010 FINANCIAL RESULTS WITH FORECAST

Evotec is not providing forecasts on a quarterly basis.

1. RESULTS

Revenues

Evotec’s revenues for the first nine months of 2010 increased 33% over the same period of the previous year to € 38.8 m (2009: € 29.1 m). Growth was primarily driven by a strong performance of the Company’s core drug discovery alliance business, significant milestone achievements in Evotec’s collaboration with Boehringer Ingelheim and contributions from the acquired business Evotec (India) Private Ltd.

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Geographically, 50% of Evotec’s revenues were generated from Europe, 36% from the US, and 14% from Japan and the Rest of the World. This compares to 47%, 40% and 13%, respectively, in the same period of the previous year. The Company grew revenues in all three geographic regions. The relatively higher contribution of European and Japanese revenues to Group revenues reflects the Boehringer Ingelheim milestone payments and the expanded partnership with Ono Pharmaceutical.
Operating cost structure

Costs of revenue for the first nine months of 2010 amounted to € 21.8 m (2009: € 18.0 m) yielding a strong gross margin of 44.0% (2009: 38.3%). The margin increase over 2009 is attributable primarily to the significant milestone payments received from Boehringer Ingelheim as well as a higher amount of the upfront payment from Roche recognised in the period.

Gross margins in the future may continue to be somewhat volatile, and significantly depend on the amount of potential milestone or out-licensing payments.

R&D expenditure for the first nine months of 2010 decreased by 79% to € 4.2 m (2009: € 19.5 m). The decrease resulted from the implementation of the ‘Evotec 2012 – Action Plan to Focus and Grow’ and is mainly a consequence of a focus on fewer core programmes, the reduction of early discovery programmes and the closure of Evotec’s US site.

SG&A expenses for the first nine months of 2010 decreased by 12% to € 11.6 m (2009: € 13.1 m), reflecting Evotec’s restructuring and cost saving measures. SG&A expenses in the third quarter 2010 declined by 6% despite the inclusion of DeveloGen and RSIPL SG&A expenses in the current year as well as an enhancement of the corporate development activity.

Other operating income and expenses resulted primarily from the reimbursement of expenses incurred for the clinical programmes with EVT 101 and EVT 103 by Roche.

For the development of the order situation please refer to the FINANCIAL OUTLOOK section on page 10 of this report.

Financial results

Evotec’s operating result for the first nine months of 2010 was positive at € 1.0 m (2009: € 32.9 m loss). This significant improvement is mainly a result of the Company’s strong top-line performance as well as its significant reductions in operating expenses mentioned above. In addition, the first nine months of the prior year included an impairment charge of € 6.6 m for the VR1 (vanilloid receptor 1) antagonist programme and € 4.7 m of restructuring expenses.

Net income was € 0.7 m (2009: net loss of € 34.1 m). The net income was mainly impacted by two non-cash items: positively, by the realisation of the put option and resulting sale of auction rate securities (€ 0.4 m, net) and, negatively, by deferred and current tax expenses (€ 0.6 m). Earnings per share for the first nine months of 2010 was € 0.01 (2009: € 0.32 loss).

2. FINANCING AND FINANCIAL POSITION

Cash flow and liquidity

Based on a significantly improved net result compared to the first nine months of 2009, cash flow used in operating activities for the first nine months of 2010 decreased significantly to € (1.7) m from € (23.6) m in 2009. The negative cash flow resulted from an increase in working capital, mainly driven by regular bonus payments and prepaid expenses. Cash flow used in operating activities was positive for the third quarter of 2010. The position “adjustments to reconcile net loss to net cash used in operating activities” amounting to € 3.9 m included mainly amortisation (€ 0.3 m), depreciation (€ 3.2 m) and gains and losses from the realisation of the put option and resulting sale of auction rate securities (€ 0.4 m, net).

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Cash flow from investing activities for the first nine months of 2010 was € (12.7) m. The proceeds from the sale of auctions rate securities in the amount of € 11.4 m and the proceeds from sale of current investments in the amount of € 41.3 m were fully reinvested, primarily in money market funds, together with an additional amount of € 12.0 m. Capital expenditures amounted to € 1.9 m, mainly for upgrades of screening facility and analytical equipment.

Cash flow from financing activities for the first nine months of 2010 was € (0.4) m and related mainly to the repayment of bank loans (€ 0.6, net) and purchase of treasury shares as part of the remuneration of Supervisory Board members.

Liquidity, which includes cash and cash equivalents (€ 18.8 m) and investments (€ 51.4 m) at the end of September 2010 amounted to € 70.2 m (31 December 2009 (including auction rate securities): € 70.6 m). The put option for the auction rate securities[1] was realised during the second quarter, resulting in the sale of the auction rate securities and inclusion of the respective € 11.4 m in Evotec’s liquidity position.

3. ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY

As of 30 September 2010, other current financial assets increased to € 2.6 m mainly due to not yet charged expenses for the EVT 100 series to Roche. Prepaid expenses and other current assets increased to € 2.6 m as a result of prepaid expenses such as payments for insurances and maintenance contracts. Intangible assets and goodwill increased to € 57.8 m and € 17.5 m respectively following the acquisition of DeveloGen during the third quarter of 2010. For further discussion on these balance sheet items please see the acquisition footnote 5 to the Unaudited Condensed Consolidated Interim Financial Statements.

Current maturities of long-term loans increased to € 11.7 m mainly due to a € 2.1 m loan acquired with the DeveloGen transaction, which is repaid in the fourth quarter. Trade accounts payable increased to € 5.3 m, mainly as a result of accrued outstanding invoices for clinical trials for the EVT 100 series which will be reimbursed by Roche. Current provisions decreased to €3.8 m. They include the current portion of an estimated potential future cash consideration in the amount of € 0.9 m in the context of the DeveloGen acquisition (earn-out component). Net of this effect they decreased to € 2.9 m mainly as a consequence of regular bonuses paid in March 2010. Deferred tax liabilities increased to € 6.6 m mainly due to the acquisition of intangible assets from DeveloGen. Non-current deferred revenues decreased to € 1.2 m mainly due to recognition of a revenue portion of the Roche upfront payment for the EVT 100 compound family. Non-current provisions increased to € 7.0 m mainly due to the non-current portion of the earn-out component in the context of the DeveloGen acquisition (€ 6.2 m).

The changes in the liquidity position are explained above. The Company is not involved in any off-balance sheet financing transactions. More details and all further material changes of assets and liabilities during the first nine months of 2010 are described in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

As of 30 September 2010 Evotec’s capital structure changed slightly compared to the end of 2009 due to the exercise of 6,400 stock options during the third quarter. Consequently, the total number of ordinary shares outstanding increased to 108,845,115. After the balance sheet date, Evotec issued 6,750,014 new Evotec shares from its authorised capital as part of

[1]	For further discussion of the auction rate securities please see Note 6 to the Unaudited Condensed Consolidated Interim Financial Statements.

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the consideration for the DeveloGen transaction. Following the registration of these shares at the trade register, Evotec’s total number of ordinary shares outstanding as of the publication date of this report was 115,595,129.

Evotec’s equity ratio as of 30 September 2010 continued to be high at 74.4% (31 December 2009: 76.0%).

4. HUMAN RESOURCES

Employees

At the end of September 2010, 508 people were employed within the Evotec Group (end of September 2009: 497 employees). During the third quarter headcount increased by 33 people for two reasons: a. to support the growth of Evotec’s discovery alliances and b. as a consequence of adding 24 people through the DeveloGen acquisition.

Management team

As published in detail in Evotec’s report for the second quarter of 2010 (page 5), the Company enlarged its management team during the third quarter to accelerate growth. Evotec appointed Colin Bond as its new Chief Financial Officer and member of the Management Board effective 12 August 2010, and Cord Dohrmann, Ph.D., as Chief Scientific Officer and member of the Management Board starting 1 September 2010. Dr Klaus Maleck, Evotec’s former Chief Financial Officer, assumed a new role within the Management Board of the Company, taking responsibility for all Corporate Development activities.

Stock-based compensation

In 2010, 1,099,250 options were granted to Evotec employees in the second quarter. During the third quarter no options were granted; 6,400 options were exercised. As of 30 September 2010, the total number of options available for future exercise amounted to 5,816,673 (approximately 5% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

In connection with the acquisition of Renovis, Evotec issued shares to a trust. These shares were meant to replace outstanding options and similar share-based compensation arrangements for Renovis employees. Of those issued shares, Evotec released 188,140 in the first nine months of 2010 from this trust, which, by the end of September, had approximately 1,331,850 remaining unreleased Evotec shares.

Directors’ Holdings of Evotec AG

Number of shares

	1 Jan 10	Additions	Sales	30 Sep 10
Management Board
Dr Werner Lanthaler	393,964	50,530	0	444,494
Colin Bond	0	0	0	0
Cord Dohrmann	0	0	0	0
Dr Klaus Maleck	0	0	0	0
Dr Mario Polywka	60,000	0	0	60,000
Supervisory Board
Dr Flemming Ornskov	4,489	11,024	0	15,513
Dr Hubert Birner	18,478	9,419	0	27,897
Dr Peter Fellner	11,508	3,219	0	14,727
Mary Tanner	58,973	3,219	0	62,192
Dr Walter Wenninger	0	5,419	0	5,419

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Number of share options
	1 Jan 10	Additions	Exercise	30 Sep 10
Management Board
Dr Werner Lanthaler	400,000	300,000	0	700,000
Colin Bond	0	0	0	0
Cord Dohrmann	0	0	0	0
Dr Klaus Maleck	150,000	175,000	0	325,000
Dr Mario Polywka	355,000	250,000	0	605,000
Supervisory Board
Dr Flemming Ornskov	0	0	0	0
Dr Hubert Birner	0	0	0	0
Dr Peter Fellner	0	0	0	0
Mary Tanner	0	0	0	0
Dr Walter Wenninger	0	0	0	0

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above tables lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of 30 September 2010.

C. RISKS AND OPPORTUNITIES REPORT

The risks and opportunities described in Evotec’s 2009 Annual Report on pages 44 to 48 and on page 50 remain unchanged.

At present, no risks have been identified that either individually or in combination could endanger the continued existence of Evotec AG.

D. IMPORTANT EVENTS AFTER THE END OF THE FIRST NINE MONTHS OF 2010

Effective 7 October 2010, 6,750,014 new Evotec shares from authorized capital were registered in the trade register and issued as part of the consideration for the DeveloGen acquisition. As a result, Evotec’s issued share capital increased to €115,595,129.

E. BUSINESS ENVIRONMENT

GLOBAL ECONOMY

The global economy experienced a sharp recovery since the end of the recession in the middle of 2009. However, underlying this growth there is a substantial divergence between the rapid annual growth of the key emerging markets and the sluggish pace of recovery in the advanced nations, and uncertainty has gripped observers about the sustainability of growth in the world’s three biggest markets: the United States, Europe and China. In Germany, solid growth was experienced in contrast to the hesitant trend in other industrialised countries and the export performance was on a high level. Consequently, stock market activity increased significantly. During the third quarter 2010, the DAX index gained 4% and the German technology index TecDAX 6%.

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HEALTHCARE ENVIRONMENT AND OUTLOOK

The performance of the pharmaceutical industry is affected by a significant imbalance between new product introductions and patent losses. Instead of developing a product from scratch, which involves significant funds, pharma companies are increasingly looking for promising pipeline candidates. The industry has experienced significant M&A activity over the last few quarters and in-licensing deals to make up for the loss of revenues that will arise with key products losing patent exclusivity. During the third quarter of 2010, for example, SanofiAventis made a tender offer to acquire the biotech company Genzyme. At the same time, Pharma’s R&D strategies increasingly include outsourced R&D on both a fee-for-service and a collaborative/co-development basis in order to increase efficacy and reduce fixed costs. According to a study from Kalorama Information (June 2010) the global drug discovery market is expected to experience robust growth, exceeding $8 bn in 2010 and reaching $14 bn in 2014.

Over the next five years, products that currently generate more than $142 billion in sales are expected to face generic competition. At the same time, new products are not expected to generate the same level of sales as products losing patent protection. Consequently, the M&A trend is expected to continue. Experts also anticipate a significant increase in in-licensing activities and collaborations for the development of pipeline candidates with biotech partners.

The financing market for those biotech companies is expected to remain challenging. There are currently no signs that the markets for public and venture capital financing will open soon, making it difficult for those companies to continue with the development of promising pipeline candidates on their own. This will catalyze consolidation within the biotech sector. In addition, it makes sense for those companies to focus on selected core assets and seek collaborations with pharma companies that have significant amounts of cash.

F. FINANCIAL OUTLOOK

2010 financial guidance confirmed

Evotec confirms financial targets for the fiscal year 2010 and anticipates continued strong growth into 2011

In its report for the first half year of 2010 Evotec raised its revenue guidance for the current fiscal year from € 48 to 50 m to € 52 to 54 m. These growth assumptions of more than 20% are now strongly supported by the 2010 order book of approximately € 51 m in October 2010 (October 2009: € 39 m; +31%) and expected new contracts and contract extensions.

All other financial targets published in Evotec’s 2009 Annual Report (page 50) remain unchanged with the only minor adjustment that R&D expenses are now expected to be slightly lower than originally anticipated due to successful partnering: R&D expenses will decrease considerably from 2009 levels. Evotec focuses on key research programmes and targets to invest approx. € 8 m (before: € 10 m) in R&D in 2010. In addition, SG&A expenses are expected to decrease over the full-year 2009 due to cost reductions in all parts of the Group. As a result, Evotec’s Group operating result in the absence of impairment charges is expected to improve significantly over 2009.

Despite € 2m cash to be used for the acquisition of DeveloGen, Evotec also confirms its 2010 year-end liquidity target of >€ 64 m at constant year-end 2009 currencies. The Company’s mid-term financial plan does not indicate any material financing needs for Evotec’s operating business short of potential company or product acquisitions.

The Company expects continuing growth of more than 15% into 2011 and remains on track to reach sustainable profitability by 2012 at the latest. Detailed 2011 financial guidance will be published in March 2011.

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The statements on business direction and strategy, expected research and development, business opportunities and dividends continue to be valid as published in Evotec’s 2009 Annual Report on pages 49 and 50.

G. SHARE PRICE PERFORMANCE AND FINANCIAL CALENDAR

PERFORMANCE OF EVOTEC SHARES OVER THE PAST NINE MONTHS

After a strong performance in 2009, Evotec shares developed broadly in line with the German TecDAX during the first seven months of 2010. The Evotec stock significantly outperformed the index in August and September, in particular following the publication of Evotec’s report for the first half-year of 2010 which was the strongest half-year in the Company’s history.

FINANCIAL CALENDER

2010 Annual Report: 24 March 2011

Q1 2011 Interim Report: 12 May 2011

Annual Stockholders’ Meeting 2011: 16 June 2011

Q2 2011 Interim Report: 11 August 2011

Q3 2011 Interim Report: 10 November 2011

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II. Consolidated Interim Financial Statements

Evotec AG and Subsidiaries -

Condensed consolidated interim income statement for the period from 1 January to 30 September 2010

in T€ except share and per share data	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Three months ended 30 September 2010	Three months ended 30 September 2009

Revenue	38,840	29,135	13,872	10,396
Costs of revenue	21,759	17,985	8,045	6,301
Gross profit	17,081	11,150	5,827	4,095

Operating expenses (income)
Research and development expenses	4,175	19,501	1,248	3,208
Selling, general and administrative expenses	11,593	13,136	3,891	4,123
Amortisation of intangible assets	281	294	21	113
Impairment of intangible assets	—	6,630	—	—
Restructuring expenses	—	4,654	—	518
Other operating income	(3,250)	(3,485)	(1,395)	(2,757)
Other operating expenses	3,268	3,352	1,390	2,705
Total operating expenses	16,067	44,082	5,155	7,910
Operating income (loss)	1,014	(32,932)	672	(3,815)

Other non-operating income (expense)
Interest income	176	435	27	73
Interest expense	(307)	(347)	(66)	(93)
Gain (loss) from equity investments	—	540	—	571
Other expense from financial assets	(780)	(892)	(136)	(107)
Other income from financial assets	979	167	(36)	—
Foreign currency exchange gain (loss), net	102	(938)	487	(107)
Other non-operating income	187	79	(88)	20
Total non-operating income (expense)	357	(956)	188	357

Income (loss) before taxes	1,371	(33,888)	860	(3,458)
Current tax income (expense)	(175)	(129)	(133)	29
Deferred tax income (expense)	(454)	(54)	(80)	(226)
Total income tax income (expense)	(629)	(183)	(213)	(197)
Net income (loss)	742	(34,071)	647	(3,655)

thereof attributable to:
Shareholders of Evotec AG	974	(34,071)	1,073	(3,655)
Non-controlling interest	(232)	—	(426)	—
Net income (loss)	742	(34,071)	647	(3,655)

Weighted average shares outstanding	107,412,660	106,775,495	107,508,118	106,935,167
Earnings per share (basic and diluted)	0.01	(0.32)	0.01	(0.03)

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Evotec AG and Subsidiaries -

Consolidated statements of comprehensive income for the period from 1 January to 30 September 2010

in T€	Nine months ended 30 September 2010	Nine months ended 30 September 2009	Three months ended 30 September 2010	Three months ended 30 September 2009

Net income (loss)	742	(34,071)	647	(3,655)

Other comprehensive income (loss)
Foreign currency translation	3,330	3,178	(4,218)	(3,444)
Revaluation and disposal of available-for-sale securities	(229)	867	—	80
Other comprehensive income (loss)	3,101	4,045	(4,218)	(3,364)
Total comprehensive income (loss)	3,843	(30,026)	(3,571)	(7,019)

Total comprehensive income (loss) attributable to:
Shareholders of Evotec AG	4,075	(30,026)	(3,145)	(7,019)
Non-controlling interest	(232)	—	(426)	—
Total comprehensive income (loss)	3,843	(30,026)	(3,571)	(7,019)

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Evotec AG and Subsidiaries -

Consolidated interim statement of financial position as of 30 September 2010

in T€ except share data	footnote reference	as of 30 September 2010	as of 31 Dec 2009

ASSETS
Current assets:
Cash and cash equivalents		18,799	32,926
Investments		48,389	25,432
Trade accounts receivables		4,925	4,510
Inventories		2,913	2,425
Current tax receivables		664	347
Other current financial assets		2,596	1,428
Prepaid expenses and other current assets		2,553	1,889
Total current assets		80,839	68,957

Non-current assets:
Long-term investments		10	10
Property, plant and equipment		18,938	19,162
Intangible assets, excluding goodwill	6	57,788	29,010
Goodwill	6	17,547	16,557
Auction rate securities	7	—	9,236
Other non-current financial assets	8	3,080	3,667
Total non-current assets		97,363	77,642
Total assets		178,202	146,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term loans		11,723	9,087
Current portion of finance lease obligations		116	229
Trade accounts payable		5,272	4,398
Accounts payable to related parties		882	837
Advanced payments received		255	129
Provisions	10	3,807	4,858
Deferred revenues	11	4,822	5,483
Current income tax payables		391	244
Other current financial liabilities		197	485
Other current liabilities		284	695
Total current liabilities		27,749	26,445

Non-current liabilities:
Long-term loans		3,000	3,757
Long-term finance lease obligations		48	132
Deferred tax liabilities	12	6,585	1,977
Deferred revenues	11	1,236	1,969
Provisions	10	7,037	832
Total non-current liabilities		17,906	8,667

Stockholders’ equity:
Share capital		108,845	108,839
Additional paid-in capital		648,949	648,417
Contribution for shares not yet issued	13	16,538	—
Accumulated other comprehensive income		(24,377)	(27,478)
Accumulated deficit		(617,931)	(618,904)
Equity attributable to shareholders of Evotec AG		132,024	110,874
Non-controlling interests		523	613
Total stockholders’ equity		132,547	111,487
Total liabilities and stockholders’ equity		178,202	146,599

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Evotec AG and Subsidiaries -

Condensed consolidated interim statements of cash flows for the nine months ended 30 September 2010

in T€	Nine months ended 30 September 2010	Nine months ended 30 September 2009

Cash flows from operating activities:
Net income (loss)	742	(34,071)
Adjustments to reconcile net loss to net cash used in operating activities	3,907	13,570
Change in assets and liabilities	(6,345)	(3,126)
Net cash used in operating activities	(1,696)	(23,627)

Cash flows from investing activities:
Purchase of current investments	(64,666)	(14,431)
Purchase of long-term investments	—	(1,892)
Purchase of property, plant and equipment	(1,914)	(1,564)
Purchase of intangible assets	—	(126)
Cash acquired	1,202	157
Proceeds from sale of property, plant and equipment	—	317
Proceeds from sale of financial assets	11,405	167
Proceeds from sale of current investments	41,299	19,914
Net cash provided by investing activities	(12,674)	2,542

Cash flows from financing activities:
Proceeds from option exercise	207	—
Proceeds from sale of treasury shares	11	—
Proceeds from issuance of loans	431	5
Purchase of treasury shares	(96)	(44)
Repayment of loans	(1,002)	(2,449)
Net cash used in financing activities	(449)	(2,488)

Net increase (decrease) in cash and cash equivalents	(14,819)	(23,573)
Exchange rate difference	692	(426)
Cash and cash equivalents at beginning of year	32,926	55,064
Cash and cash equivalents at end of the period	18,799	31,065

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Evotec AG and Subsidiaries -

Consolidated interim statements of changes in stockholders’ equity for the nine months ended 30 September 2010

	Share capital					Accumulated other comprehensive income
in T€ except share data	Shares	Amount	Additional paid-in capital	Treasury shares	Shares not yet issued	Foreign currency translation	Revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Non- controlling interests	Total stockholders’ equity

Balance at 1 January 2009	108,838,715	108,839	647,163	—	—	(38,835)	6,073	(573,381)	149,859	—	149,859
Stock option plan	—	—	808	—	—	—	—	—	808	—	808
Purchase of treasury shares	—	—	—	(44)	—	—	—	—	(44)	—	(44)
Transfer of treasury shares	—	—	—	44	—	—	—	—	44	—	44
Non-controlling interests through acquisition of RSIPL	—	—	—	—	—	—	—	—	—	736	736
Total comprehensive income (loss)						3,178	867	(34,071)	(30,026)	—	(30,026)
Balance at 30 September 2009	108,838,715	108,839	647,971	—	—	(35,657)	6,940	(607,452)	120,641	736	121,377

Balance at 1 January 2010	108,838,715	108,839	648,417	—	—	(34,727)	7,249	(618,904)	110,874	613	111,487
Capital increase	—	—	—	—	16,538	—	—	—	16,538	—	16,538
Exercised shares from shares in trust	—	—	199	—		—	—	—	199	—	199
Stock option plan	6,400	6	333	—	—	—	—	—	339	—	339
Purchase of treasury shares	—	—	—	(96)	—	—	—	—	(96)	—	(96)
Transfer of treasury shares	—	—	—	85	—	—	—	—	85	—	85
Sale of treasury shares	—	—	—	11	—	—	—	—	11	—	11
Non-controlling interests through acquisition of DeveloGen		—	—	—	—	—	—	—	—	142	142
Total comprehensive income (loss)						3,330	(229)	973	4,074	(232)	3,842
Balance at 30 September 2010	108,845,115	108,845	648,949	—	16,538	(31,397)	7,020	(617,931)	132,024	523	132,547

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB) as adopted by the European Union (EU) in conjunction with IAS 34. The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments as well as available-for-sale financial instruments, which are measured at fair value. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended 31 December 2009. Income tax expense is recognised in interim periods based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 31 December 2009.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. BASIS OF CONSOLIDATION

Effective 3 September 2010, Evotec acquired 99.4% of the shares of DeveloGen AG (DeveloGen). From this date onwards DeveloGen was fully consolidated.

Evotec acquired 70% of the shares of Research Support International Private Limited, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL) as of 31 August 2009 and from this date onwards RSIPL as well as Evotec-RSIL were fully consolidated. Evotec used to account for Evotec-RSIL Limited under the equity method of accounting until 31 August 2009. Effective 30 April 2009, Evotec acquired 100% of the shares of Summit Asia Pte Limited, Singapore, which was fully consolidated from this date onwards.

Therefore the consolidated interim financial statements for 2010 and 2009 are not fully comparable.

3. BASIS OF ESTIMATION

In the consolidated interim financial statements for the nine months ended 30 September 2010, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended 31 December 2009.

4. SEGMENT INFORMATION

Following the adoption of IFRS 8 Evotec does not report segment information (see page 77 of Evotec’s 2009 Annual Report).

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5. ACQUISITIONS

The Company acquired in a share-for-share transaction 99.4% of the shares in DeveloGen AG, Göttingen (DeveloGen), a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders. The acquisition was effective as of 3 September 2010 with the application for the capital increase at the trade register and the transfer of DeveloGen shares to the Company. In October 2010, Evotec issued 6,750,014 shares to acquire the underlying shares of DeveloGen. The purchase price of T€ 23,664 comprises the fair value of the shares issued for common stock of € 2.45 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the potential performance-related deferred payments (earn-out) which was calculated based on estimated future revenues as of the date of acquisition. The fair values of the acquired assets and liabilities were estimated based on the recognised amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 22,125 and for a customer list in the amount of T€ 1,466 which have been estimated based on net present value modelling. The resulting goodwill from the acquisition amounts to T€ 141. According to IFRS 3 and due to preliminary assessment of certain accounting and valuation issues the initial accounting for the acquisition of DeveloGen is provisional with regard to purchase price allocation as well as the fair values determined to identify the purchase price of the combination and therefore may be subject to changes.

The net income of Evotec for the nine months ended 30 September 2010 included a net loss of T€ 112 from DeveloGen as well as revenues of T€ 167.

	03 September 2010 carrying amount	03 September 2010 fair value
	T€	T€
Cash and cash equivalents	1,202	1,202
Inventories	1	1
Current assets	209	209
Property, plant and equipment	250	250
Developed technologies	5,233	27,358
Customer list	—	1,466
Loans	(2,077)	(2,077)
Provisions	(122)	(122)
Current liabilities	(472)	(472)
Deferred tax liabilities	—	(4,150)

Net assets acquired	4,224	23,665
Non-controlling interests	—	(142)
Goodwill	—	141

Cost of acquisition	—	23,664
Less fair values of shares issued	—	(16,538)
Less cash and cash equivalents acquired	—	(1,202)
Less earn out	—	(7,126)

Cash inflow from acquisition	—	(1,202)

The following pro forma information is based on the assumption that the investment in DeveloGen occurred as of 1 January 2010:
		Nine months ended 30 September 2010
		T€
Pro-forma revenues		40,317
Pro-forma net loss		(2,914)
Pro-forma basic and diluted loss per share		(0,03)

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In 2009, the Company acquired 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL). RSIPL is a company providing drug discovery and development services. The acquisition was effective as of 31 August 2009. The purchase price of T€ 2,373 in cash includes a potential earn-out which was calculated based on estimated future revenues and will be paid in 2010. The Company decided to early adopt IFRS 3 “Business Combinations” (2008) and the amended version of IAS 27. In 2010 the potential earn-out component was decreased in the amount of T€ 68 due to decreased estimated future revenues. In the second quarter 2010, based on those changed future revenue assumptions the Company reviewed the goodwill from the acquisition of RSIPL for impairment and concluded that no impairment had to be recorded.

The following pro forma information is based on the assumption that the investment in RSIPL occurred as of 1 January 2009:

Nine months ended 30 September 2009
T€
Pro-forma revenues	30,536
Pro-forma net loss	(34,107)
Pro-forma basic and diluted loss per share	(0.32)

6. OTHER INTANGIBLE ASSETS AND GOODWILL

The main additions to intangible assets in 2010 relate to the acquired developed technologies amounting to T€ 22,125 and the acquired customer list amounting to T€ 1,466 in the business combination with DeveloGen with an effective date of 3 September 2010. Developed technologies in the amount of T€ 5,233 were already part of the assets in DeveloGen on the effective date of the acquisition. The developed technologies acquired in a business combination are not amortised until they are likely to generate benefits. The acquisition of DeveloGen also resulted in goodwill in the amount of T€ 141 at 30 September 2010. In the first nine months of 2010 no impairment loss was recognised.

7. AUCTION RATE SECURITIES

Due to the put options related to the auction rate securities (ARSs), which became effective on 30 June 2010, the ARSs were sold at par value on 30 June 2010 to the investment firm that initially sold the ARSs to Renovis.

The ARSs acquired in the Renovis acquisition were classified as available-for-sale and were measured at fair value with unrealised gains and losses recognised in other comprehensive income. As a result, the Company recorded an unrealised gain of T€ 906 from May 2008 until June 2010. This unrealised gain was realised through profit and loss on the date of the sale of the ARSs.

8. OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets as of 30 September 2010 consist primarily of coupon bonds in the amount of T€ 3,015. On 30 June 2010, Evotec exercised the put options related to the ARSs. As a result, the put options amounted to T€ 0 (31 December 2009: T€ 550).

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The put option was classified as a derivative in accordance with IAS 39 and was measured at fair value with gains or losses recorded in the income statement. As a result of the exercise of the put option, the Company realised expenses in the amount of T€ 632 in the first nine months of 2010. The Company, using a DCF model to measure the put option in prior periods, recorded expenses of T€ 878 in the first nine months of 2009.

9. CURRENT MATURITIES OF LONG-TERM LOANS

The increase in current maturities of long-term loans is mainly due to a loan in the amount of T€ 2,077 acquired in the context of the acquisition of DeveloGen.

10. PROVISIONS

The provisions as of 30 September 2010 include the estimated earn-out liability in the context of the acquisition of DeveloGen amounting to T€ 7,126 of which T€ 911 is estimated to be due in the next twelve months. The fair values for the potential earn-out were calculated based on estimated future revenues as of the date of acquisition. The remaining decrease of provisions in comparison to 31 December 2009 mainly is due to the payments for bonuses and severance in the first quarter of 2010 as well as a change in the general compensation structure.

11. DEFERRED REVENUES

The deferred revenues as of 30 September 2010 mainly decreased due to the partial recognition of the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds. The revenue recognition of this upfront payment will be spread over the expected duration of the Phase II study with EVT 101. In the third quarter 2010 the Company estimated that the expected duration of the Phase II study will be extended. This change in accounting estimate is applied prospectively and had a financial impact of T€ 139 (less revenues) for the first nine months 2010.

12. DEFERRED TAX LIABILITY

The deferred tax liabilities as of 30 September 2010 in comparison to 31 December 2009 mainly increased due to deferred tax liabilities relating to intangible assets acquired in the business combination with DeveloGen (T€ 4,150).

13. STOCKHOLDERS’ EQUITY

The Company applied in the context of the acquisition of DeveloGen for a capital increase at the trade register on 3 September 2010. As of 30 September 2010 those shares were neither registered nor issued. The relating shares in the amount of 6,750,014 at a price of Euro 2.45 per share are recognised as shares not yet issued as of 30 September 2010. For further changes in the stockholders’ equity please refer to the consolidated interim statements of changes in stockholders’ equity on the page 16 of this report.

14. TRANSACTIONS WITH RELATED PARTIES

The Company acquired part of the DeveloGen shares from funds managed by Techno Venture Management GmbH (TVM GmbH). Hubert

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Birner is a General Partner in TVM GmbH. In his function as member of the Supervisory Board of Evotec he elected not to participate in any discussions relating to the acquisition and he abstained from voting. Except for this and the granted options to Management Board members described under Directors Holdings in this report on page 9 as well as the transactions described in the 2009 Annual Report on page 81, no other material transactions with related parties have been entered into in the first nine months of 2010.

15. SUBSEQUENT EVENTS

Effective 7 October 2010, 6,750,014 new Evotec shares were registered in the trade register against contribution in kind out of the authorised capital to be used as consideration for the acquisition of DeveloGen. The listing of those shares became effective on 26 October 2010.

FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expected 2010 financial results and financial growth in 2011, our anticipated financing needs, our ability to deliver on our liquidity guidance, our belief that we are on course to sustainable profitability latest in 2012, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programmes and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

EVOTEC – REPORT AS OF THIRD QUARTER 2010